Exhibit 99.99

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Titan Mining Corporation (“Titan” or the “Company”)

Suite 555 – 999 Canada Place

Vancouver, BC V6C 3E1

2.	DATE OF MATERIAL CHANGE

September 8, 2025

3.	NEWS RELEASE

News release dated September 8, 2025, was disseminated through the facilities of GlobeNewswire and filed on SEDAR+.

4.	SUMMARY OF MATERIAL CHANGE

Titan announced plans to pursue a listing on the NYSE American as part of its U.S. growth strategy. Additionally, the Company has promoted Rita Adiani to Chief Executive Officer. Ms. Adiani will also continue in her role as President and joins the Board of Directors. She succeeds Don Taylor, who will transition to Vice Chair of the Board, ensuring continuity and providing technical oversight. Titan also appointed Jenny Hood as Vice President, Commercial and Sales, and Irina Kuznetsova as Director, Investor Relations.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Titan announced plans to pursue a listing on the NYSE American as part of its U.S. growth strategy. Additionally, the Company has promoted Rita Adiani to Chief Executive Officer. Ms. Adiani will also continue in her role as President and joins the Board of Directors. She succeeds Don Taylor, who will transition to Vice Chair of the Board, ensuring continuity and providing technical oversight. Titan also appointed Jenny Hood as Vice President, Commercial and Sales, and Irina Kuznetsova as Director, Investor Relations.

Ms. Adiani has been President of Titan since October 2024 and brings more than 19 years of international mining industry experience spanning operations, development projects, investment banking, private equity and law. She has held senior leadership roles across listed companies and private ventures and has been instrumental in raising over US$10 billion in public equity and M&A transactions worldwide. As CEO, she will spearhead efforts to expand U.S. production of critical minerals in New York and advance Titan’s goal of becoming America’s first fully integrated natural flake graphite producer in more than 70 years.

Ms. Hood, the former Chief Supply Chain Officer at Compass Minerals, brings two decades of experience in commercial strategy and supply chain leadership. She has significant experience in carbon products and the government contracting process. Ms. Hood will lead Titan's graphite business development, focusing on customer acquisition and sales partnerships for Titan’s Kilbourne graphite project across battery, industrial, and defense markets. Ms. Kuznetsova, an MBA and CFA charter holder, joins with a proven record in investor relations at companies including Lundin Mining and Neo Performance Materials.

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained herein constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including plans to pursue listing on the NYSE American; Don Taylor will transition to Vice Chair of the Board ensuring continuity and providing technical oversight; As CEO, Ms. Adiani will spearhead efforts to expand U.S. production of critical minerals in New York and advance Titan’s goal of becoming America’s first fully integrated natural flake graphite producer in more than 70 years; Ms. Hood will lead Titan's graphite business development, focusing on customer acquisition and sales partnerships for Titan’s Kilbourne graphite project across battery, industrial, and defense markets; that Titan will be positioned to accelerate value creation across our dual-commodity platform, deliver value to shareholders and contribute to America’s critical minerals independence; and that Titan will establish be able to establish itself as the United States’ pre-eminent critical minerals platform. When used herein, words such as “to be”, "will", "planned", "expected", "potential", and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; risks that the Company will not qualify for NYSE listing; and risks related to operation of mining projects generally and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the PEA; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; assumptions that the Company will qualify for NYSE American listing; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICERS

Tom Ladner, General Counsel, (604) 638-1470

9.	DATE OF REPORT

September 18, 2025